

April 14, 2021

Neil Klompas
Chief Financial Officer
Zymeworks Inc.
1385 West 8 th Avenue
Suite 540
Vancouver, BC
V6H 3V9

> **Re: Zymeworks Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-38068**

Dear Mr. Klompas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Managements Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations for the Years Ended December 31, 2020, 2019 and 2018
Research and Development Expense, page 81

1. We note that you have multiple drug candidates in varying stages of development and clinical testing and that research and development is a significant aspect of your business. Please provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Information, page 97

2.   Please tell us your consideration of providing the entity-wide geographic disclosures required by ASC 280-10-50-41, or tell us how you conclude that revisions are not required.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ibolya Ignat at (202) 551-3636, or Li Xiao at (202) 551-4391 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences